Advance Nanotech, Inc.
600 Lexington Avenue, 29th Floor
New York, New York 10022

July 22, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street NE, Mail Stop 6010

Washington, D.C. 20549-7010

Attention: Peggy Fisher

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (No. 333-148780) of Advance Nanotech, Inc.

Ladies and Gentlemen:

On behalf of Advance Nanotech, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 5:00 p.m., Washington, D.C. time, on Thursday, July 24, 2008, or as soon thereafter as practicable. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•
the Company may not assert the Commission’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR.

Very truly yours,

Advance Nanotech, Inc.

/s/ Thomas P. Finn Name: Thomas P. Finn Title: Chief Financial Officer